 As filed with the Securities and Exchange Commission on September 7, 2001

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO

                                 (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             (Amendment No. 1)


                                ---------------

                      Sensormatic Electronics Corporation
                       (Name of subject company (issuer))

                                ---------------

                            Tyco International Ltd.
                                      and
                        Tyco Acquisition Corp. XXIV (NV)
                                   (Offerors)
                (Names of filing persons (identifying status as
                       offeror, issuer or other person))

                    Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                   817265101
                     (CUSIP number of class of securities)

                                 Mark H. Swartz
                        c/o Tyco International (US) Inc.
                                 One Tyco Park
                          Exeter, New Hampshire 03833
                                 (603) 778-9700
  (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                   Copies To:

     Abbe L. Dienstag, Esq.             Meredith B. Cross, Esq.               Fati Sadeghi, Esq.
     Kramer Levin Naftalis &           Wilmer, Cutler & Pickering          Senior Corporate Counsel
           Frankel LLP                    2445 M Street, N.W.            Tyco International (US) Inc.
        919 Third Avenue                 Washington, D.C. 20037                 One Tyco Park
    New York, New York 10022                 (202) 663-6000              Exeter, New Hampshire 03833
         (212) 715-9100                                                         (603) 778-9700

                                ---------------


[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]third-party tender offer subject to Rule 14d-1.
    [_]issuer tender offer subject to Rule 13e-4.
    [_]going-private transaction subject to Rule 13e-3.
    [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                               ----------------



   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Tyco International Ltd., a Bermuda company, and Tyco Acquisition Corp. XXIV (NV), a Nevada corporation and a wholly-owned subsidiary of Tyco, with the Securities and Exchange Commission on August 23, 2001. The Schedule TO relates to the offer by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share, for each outstanding share of common stock, par value $0.01 per share, of Sensormatic Electronics Corporation, a Delaware corporation. The terms and conditions set forth in the prospectus dated August 23, 2001 and in the related letter of transmittal, copies of which have been filed as exhibits to the Schedule TO, and in any amendments or supplements thereto, collectively constitute the offer. The offer is being made pursuant to a merger agreement dated August 3, 2001, between Tyco Acquisition and Sensormatic, including a guarantee by Tyco, as amended.


   Sensormatic stockholders are advised that BEGINNING IMMEDIATELY they can call MacKenzie Partners, Inc., the information agent for the offer, collect at 1-212-929-5500 or toll free at 1-800-322-2885 for the average Tyco common share price for the preceding five trading days and the exchange ratio that would be in effect if these five trading days had been the relevant period for determining the average share price. This information is illustrative only and will not determine the actual consideration that Sensormatic stockholders would receive in the offer. Once the actual average share price and the exchange ratio are determined, Sensormatic stockholders may obtain this information by calling these MacKenzie Partners telephone numbers.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2001


                                          TYCO INTERNATIONAL LTD.

                                            /s/ Mark H. Swartz
                                          By: _________________________________
                                             Mark H. Swartz
                                             Executive Vice President and
                                             Chief Financial Officer
                                             (Principal Accounting and
                                             Financial Officer)

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2001


                                          TYCO ACQUISITION CORP. XXIV (NV)

                                            /s/ Mark H. Swartz
                                          By: _________________________________
                                             Mark H. Swartz
                                             Vice President